Exhibit 21.1

Subsidiaries

Entity Name	State or Other Jurisdiction of Incorporation or Organization
Bacterin International, Inc.	Nevada
Surgalign SPV, Inc.	Delaware
X-spine Systems, Inc.	Ohio
Xtant Medical, Inc.	Delaware
RTI Surgical Holdings Luxembourg SARL	Luxembourg
RTI Surgical – Singapore Pte. Ltd.	Singapore
Fourth Dimension Spine GmbH	Germany
RTI Surgical GmbH(1)	Germany
Pioneer Surgical Technology B.V.(1)	Netherlands

(1)	RTI Surgical GmbH and Pioneer Surgical Technology B.V. are wholly owned subsidiaries of RTI Surgical Holdings Luxembourg SARL and, therefore, are indirectly owned by Xtant Medical Holdings, Inc.